UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005.

Commission File Number:  0-28792

CANALASKA VENTURES LTD.

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___   Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___CanAlaska Ventures Ltd.________

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____March 11, 2005_____________

Date

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

January 31, 2005

Item 3: Press Release

A Press release dated and issued January 31, 2005 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

CanAlaska Ventures Ltd. has entered into a heads of agreement to earn up to a 70% interest in the Rise and Shine Project from Oceana Gold (New Zealand) Limited located in a historic gold producing district in Central Otago, New Zealand.

Item 5: Full Description of Material Change

CanAlaska Ventures Ltd. has entered into a heads of agreement to earn up to a 70% interest in the Rise and Shine Project, from Oceana Gold (New Zealand) Limited.  The Rise and Shine Project is located in a historic gold producing district in Central Otago, New Zealand.  It is hosted in a similar geological environment to the Macraes Gold mine, operated by Oceana Gold.  Full joint venture terms are now being negotiated.

The Project encompasses a number of historic high-grade underground gold mines that have been developed on nine major vein systems in the Bendigo Gold Field and along the 4 km of the Rise and Shine Shear Zone, which is the immediate target for exploration activities.  There are three gold producing zones related to the shear zone target, which is a mineralized regional shear structure similar to the Hyde-Macraes Shear Zone, the host structure of the Macraes gold mine.

Oceana Gold is a major Australasian gold producer, with a dominant position in two major historic gold fields, and ownership of a modern day gold discovery in New Zealand.  It is New Zealand’s largest gold producer with record production of 185,000 ounces from the Macraes mine in 2004.

Management is pleased with the completion of the heads of agreement with Oceana Gold, and the immediate opportunity to conduct modern exploration on this large mineralized target.  Field work has commenced on the property, with the view to initiating a 2000 metre percussion drill programme in April, 2005.  President Peter Dasler states “This project represents a significant opportunity for CanAlaska in conjunction with a major gold producing company, in the New Zealand environment.”

About CanAlaska

CanAlaska is a mineral exploration company with uranium, gold, base and platinum group metal projects in North America and Gold projects in New Zealand. The Company has recently assembled a large land package (over 756,000 acres) in the Athabasca Basin for Uranium exploration. Management’s objective is to create shareholder wealth through the exploration and development of diversified mineral project portfolio.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____February 1, 2005____________

Date

“Taryn Downing”

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity

CanAlaska Ventures Ltd.

TSX.V – CVV   OTCBB: CVVLF

Toll Free 1-800-667-1870

www.canalaska.com

7.5 M lb. Uranium Deposit Acquired in Elliot Lake, Ontario

Additional Claims Staked in Area

February 22, 2005: CanAlaska Ventures Ltd. (the “Company”) has acquired a 7.5 M lb. uranium deposit and additional land claims in Elliot Lake, Ontario, by staking two groups of prospective uranium claims totaling 145 units (approximately 2320 acres).  The claims cover a reported uranium deposit (Pardee), and prospective uraniferous conglomerate units in the vicinity of the deposit.

Uranium production began in Elliot Lake in 1955 with 135,450 tonnes of uranium metal being produced to the end of 1989 with an average recovered grade of 0.09% U (2.1 lbs. U3O8 per ton) from 12 deposits.  Limited production continued until 1996.  The uranium deposits are sedimentary in origin and are located in shallow dipping pyritiferous quartz-pebble conglomerate beds up to 3.5 metres thick, and are restricted to the basal parts of the Matinenda Formation of the Huronian Supergroup which unconformably overlie Archean basement rocks.  Seven of the mines were located along the northern limb of the Quirke Syncline and five were along the southern limb.  Locally, underground leach technology was used to enhance mine production.

The western group of the recently staked claims is located in Joubin Twp., 10 km east of the town of Elliot Lake.  This property is underlain by the Matinenda Formation along the southern limb of the Quirke Syncline.  Previous work included geophysics, diamond drilling, and the driving of an adit in 1953 and 1954.  Diamond drilling indicated the presence of 5,390,000 tons of mineralization averaging 0.07% (1.4 lbs. per ton)  (total 7,546,000 lbs) U3O8 in the Pardee Zone. The calculated tonnage of uranium mineralization is considered to be reliable and relevant, but it does not conform to reporting standards as defined in NI 43-101 and is repeated for informational purposes only.  Reported assays from two drill holes in the zone averaged 0.45% (9 lbs. per ton) over 2 m.  The claim group also extends to the west of this zone where previous diamond drilling obtained values in a conglomerate bed 3 metres thick of up to 0.064% (1.28 lbs. per ton) U3O8.

The eastern group of claims are located in Gaiashk Twp. also in the southern limb of the Quirke Sycline with uranium mineralization occurring in the Matinenda Formation.  Diamond drilling between 1953 and 1957 delineated a zone of uranium mineralization (Pecors Zone) averaging 1.5 m in thickness with a strike length of 400 m. grading 0.05% (1.0 lbs per ton) U3O8.  At the west end of the claim group two diamond drill holes drilled in 1954 and 1955 obtained 2 three-metre intersections assaying 0.03 and 0.036 % U3O8 in the Matinenda Formation (Whiskey Zone).

The Company is compiling the claim data to identify the potential extent of the higher grade areas to confirm and attempt to expand the higher grade mineralized zones.

On another matter, the Company has engaged Devlin Jensen, the Company’s Law Firm to assist with re-structuring the company’s New Zealand property holdings, so as to maximize shareholder value.  To assist ongoing gold exploration efforts, the Company also has completed an Access and Option to Purchase Agreement on a portion of the Mt. Mitchell gold project.  Subject to regulatory approval, the Company will issue 20,000 common shares, with further issuances of 10,000 common shares, on each anniversary of the date of execution for the duration of the agreement. The qualified person for the release is Peter Dasler, P.Geo, President of CanAlaska Ventures Ltd.

On behalf of the Board of Directors	Investor Contact:
Peter Dasler, President
Tel: 604.685.1870
1-800-667-1870
Peter Dasler, President	Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

February 22, 2005

Item 3: Press Release

A Press release dated and issued February 22, 2005 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

7.5M lb Deposit Acquired in Elliot Lake Ontario.  Additional Claims Stake in Area.

Item 5: Full Description of Material Change

February 22, 2005: CanAlaska Ventures Ltd. (the “Company”) has acquired a 7.5 M lb. uranium deposit and additional land claims in Elliot Lake, Ontario, by staking two groups of prospective uranium claims totaling 145 units (approximately 2320 acres).  The claims cover a reported uranium deposit (Pardee), and prospective uraniferous conglomerate units in the vicinity of the deposit.

Uranium production began in Elliot Lake in 1955 with 135,450 tonnes of uranium metal being produced to the end of 1989 with an average recovered grade of 0.09% U (2.1 lbs. U3O8 per ton) from 12 deposits.  Limited production continued until 1996.  The uranium deposits are sedimentary in origin and are located in shallow dipping pyritiferous quartz-pebble conglomerate beds up to 3.5 metres thick, and are restricted to the basal parts of the Matinenda Formation of the Huronian Supergroup which unconformably overlie Archean basement rocks.  Seven of the mines were located along the northern limb of the Quirke Syncline and five were along the southern limb.  Locally, underground leach technology was used to enhance mine production.

The western group of the recently staked claims is located in Joubin Twp., 10 km east of the town of Elliot Lake.  This property is underlain by the Matinenda Formation along the southern limb of the Quirke Syncline.  Previous work included geophysics, diamond drilling, and the driving of an adit in 1953 and 1954.  Diamond drilling indicated the presence of 5,390,000 tons of mineralization averaging 0.07% (1.4 lbs. per ton)  (total 7,546,000 lbs) U3O8 in the Pardee Zone. The calculated tonnage of uranium mineralization is considered to be reliable and relevant, but it does not conform to reporting standards as defined in NI 43-101 and is repeated for informational purposes only.  Reported assays from two drill holes in the zone averaged 0.45% (9 lbs. per ton) over 2 m.  The claim group also extends to the west of this zone where previous diamond drilling obtained values in a conglomerate bed 3 metres thick of up to 0.064% (1.28 lbs. per ton) U3O8.

The eastern group of claims are located in Gaiashk Twp. also in the southern limb of the Quirke Sycline with uranium mineralization occurring in the Matinenda Formation.  Diamond drilling between 1953 and 1957 delineated a zone of uranium mineralization (Pecors Zone) averaging 1.5 m in thickness with a strike length of 400 m. grading 0.05% (1.0 lbs per ton) U3O8.  At the west end of the claim group two diamond drill holes drilled in 1954 and 1955 obtained 2 three-metre intersections assaying 0.03 and 0.036 % U3O8 in the Matinenda Formation (Whiskey Zone).

The Company is compiling the claim data to identify the potential extent of the higher grade areas to confirm and attempt to expand the higher grade mineralized zones.

On another matter, the Company has engaged Devlin Jensen, the Company’s Law Firm to assist with re-structuring the company’s New Zealand property holdings, so as to maximize shareholder value.  To assist ongoing gold exploration efforts, the Company also has completed an Access and Option to Purchase Agreement on a portion of the Mt. Mitchell gold project.  Subject to regulatory approval, the Company will issue 20,000 common shares, with further issuances of 10,000 common shares, on each anniversary of the date of execution for the duration of the agreement. The qualified person for the release is Peter Dasler, P.Geo, President of CanAlaska Ventures Ltd.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____February 22, 2005____________

Date

“Taryn Downing”

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity

CanAlaska Ventures Ltd.

TSX.V – CVV   OTCBB: CVVLF

 www.canalaska.com

Toll Free 1-800-667-1870

FOR IMMEDIATE RELEASE

News Release

PHASE V URANIUM ACQUISITIONS COMPLETE

ATHABASCA BASIN, SASKATCHEWAN

1.5 Million Acres, First Airborne Surveys Completed

Vancouver, BC – March 1, 2005. Further to the announcement dated January 11, 2005, CanAlaska Ventures Ltd. (“CanAlaska”) announced today that it has completed its FIFTH phase of property acquisitions and has now acquired and applied for approximately 638,280 hectares (approximately 1,577,190 acres) or 6,383 square kilometres of prospective uranium claims in the Athabasca Basin of Alberta, and Saskatchewan and in prospective adjacent property in Manitoba.

CanAlaska now holds one of the largest exploration portfolios in the Athabasca Basin, and acquisitions are continuing.   “MEGATEM II” airborne geophysical surveys have been completed over the first of the properties and the data is being processed for interpretation to define drill targets for ground follow-up. Further airborne surveys will be conducted on other of the properties in late spring and early summer.

The Athabasca Basin hosts a number of major uranium deposits including Cigar Lake and McArthur River, two of the largest and highest grade uranium deposits in the world. Production from the Athabasca Basin currently accounts for 32% of the world’s supply of uranium and this is expected to increase to 50% by the end of the decade.  CanAlaska’s management believes the Company is well positioned to be a major player in uranium exploration in this region.

The qualified person for this release is Peter Dasler, P.Geo., President, CanAlaska Ventures Ltd.

About CanAlaska

CanAlaska is a mineral exploration company focused on uranium exploration in Canada. Its uranium division has one of the largest exploration portfolios in the Athabasca Basin, and properties spanning from Alberta through Saskatchewan and into Manitoba. Its gold division holds eight properties in New Zealand, Canada and Alaska.  Management’s objective is to create shareholder wealth through the exploration and development of a diversified mineral project portfolio.

On behalf of the Board of Directors
Investor Contact: Peter Dasler, President
Toll Free 1-800-667-1870 Tel: 604.685.1870,
Email: info@canalaska.com
Harry Barr, Chairman

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.